UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

APELLIS PHARMACEUTICALS, INC.

(Name of Subject Company)

ASPEN PURCHASER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

BIOGEN INC.

(Parent of Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Wendell Taylor

Chief Corporation Counsel

Biogen Inc.

225 Binney Street

Cambridge, MA 02142

(781) 464-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Aaron M. Gruber

Bethany A. Pfalzgraf

Ryan J. Wichtowski

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

(212) 474-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Aspen Purchaser Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Biogen Inc., a Delaware corporation (“Biogen”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement to be entered into by and among Biogen, Apellis and a rights agent (the “Rights Agent”) mutually acceptable to Biogen and Apellis, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

The Agreement and Plan of Merger, dated March 31, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Apellis, Biogen and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Form of Contingent Value Rights Agreement, by and among Biogen, Apellis and a Rights Agent, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Apellis Pharmaceuticals, Inc., a Delaware corporation. Apellis’ principal executive offices are located at 100 Fifth Avenue, Waltham, MA 02451. Apellis’ telephone number at such address is (617) 977-5700.

(b) This Schedule TO relates to all outstanding Shares. Apellis has advised Biogen and Purchaser that, as of April 9, 2026, there were 128,007,815 Shares issued and outstanding; 8,501,955 Shares subject to issuance pursuant to stock options to purchase Shares granted pursuant to Apellis’ 2010 Equity Incentive Plan and 2017 Equity Incentive Plan; 463,656 Shares subject to issuance pursuant to stock options to purchase Shares granted pursuant to Apellis’ 2020 Inducement Stock Incentive Plan; 108,754 Shares subject to issuance pursuant to outstanding purchase rights under Apellis’ 2017 Employee Stock Purchase Plan (based on accumulated contributions through such date); 8,637,914 Shares subject to issuance pursuant to granted and outstanding restricted stock units (“RSUs”) in respect of Shares (assuming target performance of RSUs subject to performance-based vesting); and Shares issuable upon the conversion of $93,897,000 in aggregate principal amount of convertible notes, which are convertible into Shares at an initial rate of 25.3405 Shares per $1,000 principal amount, subject to potential adjustments in accordance with the terms of the indenture governing the convertible notes.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Biogen Inc., a Delaware corporation, and Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Biogen. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Biogen and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) - (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Biogen and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Apellis”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Apellis” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for Apellis” is incorporated herein by reference.

(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Background of the Offer; Past Contacts or Negotiations with Apellis”, “The Transaction Agreements”, “Purpose of the Offer; Plans for Apellis”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) and (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

(b) The Offer to Purchase is not subject to a financing condition.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Certain Information Concerning Biogen and Purchaser”, “Purpose of the Offer; Plans for Apellis” and “The Transaction Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Procedures for Accepting the Offer and Tendering Shares”, “Background of the Offer; Past Contacts or Negotiations with Apellis”, “The Transaction Agreements” and “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Biogen and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Apellis”, “Purpose of the Offer; Plans for Apellis” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Purpose of the Offer; Plans for Apellis”, “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated April 14, 2026.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Newspaper Advertisement, as published in The Wall Street Journal on April 14, 2026.*

(a)(5)(A)	Portions of the Biogen investor webcast presentation, dated March 31, 2026, incorporated herein by reference to Exhibit 99.3 of the Form 8-K filed by Biogen with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026.

(a)(5)(B)	Joint press release, dated March 31, 2026, incorporated herein by reference to Exhibit 99.2 of the Form 8-K filed by Biogen with the SEC on March 31, 2026.

(a)(5)(C)	Excerpts from the transcript of the Biogen investor conference call held on March 31, 2026, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Biogen on March 31, 2026.

(a)(5)(D)	Messages of certain officers of Biogen posted on LinkedIn on March 31, 2026, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Biogen on April 3, 2026.

(a)(5)(E)	Presentation at Apellis Pharmaceuticals, Inc. Employee Meeting on April 7, 2026, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Biogen on April 7, 2026.

(d)(1)	Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Purchaser and Apellis, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Biogen with the SEC on March 31, 2026.

(d)(2)	Form of Contingent Value Rights Agreement, incorporated herein by reference to Exhibit B to Exhibit 2.1 to the Form 8-K filed by Biogen with the SEC on March 31, 2026.

(d)(3)	Tender and Support Agreement, dated March 31, 2026, by and among Biogen, Purchaser and certain stockholders of Apellis, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Biogen with the SEC on March 31, 2026.

(d)(4)	Confidentiality Agreement, dated November 1, 2024, by and between Biogen and Apellis.*

(d)(5)	Amendment No. 1 to Confidentiality Agreement, dated October 24, 2025, by and between Biogen and Apellis.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN INC.

By	/s/ Robin Kramer
Name: Robin Kramer
Title: Chief Financial Officer
Date: April 14, 2026

ASPEN PURCHASER SUB, INC.

By	/s/ Michael Dambach
Name: Michael Dambach
Title: Authorized Signatory
Date: April 14, 2026